UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on ALVARION REPORTS FIRST QUARTER 2006 RESULTS Continued sequential growth, Reduced non-GAAP Loss; Maintained WiMAX Leadership dated May 10, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ALVARION LTD.

Date: May 10, 2006                     By: /s/ Dafna Gruber
                                            Name: Dafna Gruber
                                            Title:    Chief Financial Officer

Contacts
ALVARION                        ALVARION
Dafna Gruber, CFO, 650 314 2652
+972-3-645 6252                  Carmen Deville, 650 314 2653
dafna.gruber@alvarion.com                    carmen.deville@alvarion.com

ALVARION REPORTS FIRST QUARTER 2006 RESULTS

Continued sequential growth, Reduced non-GAAP Loss; Maintained WiMAX Leadership

TEL AVIV, Israel—May 10, 2006 -- Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions and specialized mobile networks, today announced financial results for the first quarter ended March 31, 2006.

Revenue for the first quarter reached $48.1 million, up 3% sequentially from $46.5 million in the fourth quarter of 2005. Revenue in Q1 2006 declined 16% from $57.2 million in the first quarter of 2005, primarily reflecting a higher revenue contribution from one large customer during the first quarter of 2005.

Gross margin was 46% in Q1 of 2006, exceeding the company’s target gross margin of 45%.

On a GAAP basis, the company reported a net loss of $(5.0) million, or ($0.08) per share, compared with a net loss of $(3.9) million, or $(0.07) per share in Q4 2005, and net profit of $356,000, or $0.01 per basic and diluted share in the first quarter of 2005. The net loss in Q1 2006 reflects the adoption of SFAS 123R (“Share-Based Payment”) for the first time, and includes amortization of deferred stock compensation of $1.5 million, compared with $11,000 in Q4 2005 and $530,000 in Q1 2005.

Excluding amortization of acquired intangibles and deferred stock compensation and one time charges, on a non-GAAP basis, Q1 2006 net loss was ($2.4( million, or ($0.04) per share,

compared with a net loss of ($3.8) million, or ($0.06) per share in the fourth quarter of 2005, and a non-GAAP net profit of $2.8 million, or $0.04 per diluted share in Q1 of 2005.

For supplemental information to facilitate evaluation of the impact of adopting SFAS 123R and comparisons with historical results, see the attached table showing the detailed reconciliation of GAAP to non-GAAP for Q1 2006.

Comments of Management

“We are pleased with the continued sequential growth in Q1, particularly during a period that traditionally has been a seasonally weak quarter,” said Tzvika Friedman, President and CEO of Alvarion. “This quarter we improved gross margin and significantly reduced our non-GAAP loss.

“We continue to lead the adoption of WiMAX,” continued Mr. Friedman. “Since we introduced our BreezeMAX solution, it has generated over $50 million in revenue, many times the sales of other vendors’ WiMAX products. In Q1, BreezeMAX again grew to reach 28% of our total revenue, compared with about 10% in the same period last year. With 55 commercial deployments and about 100 active trials, we are still at the very beginning of the adoption curve. We believe deployments will be expanded and trials will translate into additional business once some of the operators complete their technology qualification cycle or obtain licenses for spectrum, and once WiMAX solutions are available in additional frequencies, and self-install subscriber units become widely available. We are expecting progress in each of these areas in the second half of this year.

“Revenue from our other broadband wireless solutions remained steady and we are continuing to expand our customer base in frequencies where there is no WiMAX profile and in the unlicensed bands. We recently signed a worldwide strategic partnership agreement with IBM and have won several deals with them in the municipal broadband market in the U.S.

“As a result of a disappointing level of orders in our cellular mobile unit (“CMU”) so far in Q2 and our assessment of the outlook, we have decided to refocus the business to concentrate on generating positive cash flow, mainly from our GSM solutions, while supporting all current customers. We are beginning an analysis to determine the possible need for a certain non-cash charge in Q2 for impairment of some of the intangible assets related to this business.”

Mr. Friedman continued, “In Q1 we reached an important milestone for the whole industry with the first live showcase of our mobile WiMAX solution called 4Motion™ at the CTIA show in Las Vegas. 4Motion is our complete WiMAX 802.16e-2005 solution portfolio that we are developing in conjunction with leading providers of core network and IP technology to make personal broadband anywhere a reality. We are constantly shifting more of our resources toward 802.16e-2005 4Motion solutions which are gaining increased interest and attention from a wide variety of operators.”

Q2 Guidance

The Company’s revenue guidance for Q2 2006 is $48 million to $52 million. At this revenue range, non-GAAP per share results are expected to range between a loss of 2 and 5 cents per share. This guidance excludes expenses related to amortization of acquired intangibles, the effect of stock option expensing, and any possible one-time charges for the CMU business, if any. Since it is too early to indicate the impact of these charges, and whether or not certain of these charges will occur, the company will not provide GAAP earnings per share guidance.

Alvarion’s management will host a conference call today, May 10, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: 612-332-0228, International: +1-612-332-0228.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 11:45a.m. EDT on May 10, 2006 through 11:59 p.m. EDT on May 17, 2006. To access the replay, please call USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 826643.

About Alvarion

With more than 2 million units deployed in 140 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2005	2006

ASSETS
Cash, cash equivalents,short-term and
long-term investments	$109,419	$114,320
Trade receivables	40,985	39,271
Other accounts receivable	5,854	6,179
Inventories	38,169	43,363
Severance pay fund	7,714	7,685

PROPERTY AND EQUIPMENT, NET	11,241	11,072

GOODWILL AND OTHER INTANGIBLE ASSETS	95,021	96,112

TOTAL ASSETS	$308,403	$318,002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$24,963	$29,093
Other accounts payable and accrued
Expenses	48,612	51,820

Total current liabilities	73,575	80,913

LONG TERM LIABILITIES	-	1,749

ACCRUED SEVERANCE PAY	11,342	11,007

TOTAL LIABILITIES	84,917	93,669

SHAREHOLDERS' EQUITY	223,486	224,333
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$308,403	$318,002

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2005	2006
Sales	$48,059	$57,233	$46,483	$195,715

Cost of sales	26,012	30,739	25,631	106,439

Gross profit	22,047	26,494	20,852	89,276

Operating expenses:
Research and development, net	11,006	9,356	9,779	38,921
Selling and marketing	12,125	11,989	12,584	48,794
General and administrative	3,461	3,380	1,974	11,495
Amortization of acquired current technology, customer relationships and trademarks	1,091	1,094	1,091	4,367
Acquisition related expenses	-	868	-	868

Total Operating expenses	27,683	26,687	25,428	104,445

Operating loss	(5,636)	(193)	(4,576)	(15,169)

Financial income, net	668	549	681	2,551

Net profit (loss)	$(4,968)	$356	$(3,895)	$(12,618)

Basic earnings (loss) per Share	$(0.08)	$0.01	$(0.07)	$(0.22)

Weighted average number of shares used in computing Basic earnings (loss) per share	60,192	58,083	59,206	58,688

Diluted earnings (loss) per share	$(0.08)	$0.01	$(0.07)	$(0.22)

Weighted average number of shares used in computing diluted earnings (loss) per share	60,192	63,708	59,206	58,688

ALVARION LTD.& ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)

FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER
SHARE EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK
COMPENSATION, A SETTLEMENT OF A LAWSUIT AND OTHER
ACQUISITION RELATED EXPENSES

U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31	Year ended December 31,
	2006	2005	2005	2005
Net Income (loss) according to US GAAP	$(4,968)	$ 356	$ (3,895)	$(12,618)
Amortization of acquired current technology, customer relationships and trademarks	1,091	1,094	1,091	4,367
Amortization of deferred stock compensation	1,511	530	11	563
A settlement of a lawsuit	-	-	(987)	(987)
Acquisition related expenses	-	868	-	868
Net Income (loss) excluding amortization of intangibles and deferred stock compensation, a settlement of a lawsuit and acquisition related expenses	$(2,366)	$2,848	$(3,780)	$(7,807)
Basic net earnings (loss) per share, excluding amortization of intangibles and deferred stock compensation, a settlement of a lawsuit and acquisition related expenses	$(0.04)	$0.05	$(0.06)	$(0.13)
Weighted average number of shares used in computing basic net earnings (loss) per share	60,192	58,083	59,206	58,688
Diluted net earnings (loss) per share, excluding amortization of intangibles and deferred stock compensation, a settlement of a lawsuit and acquisition related expenses	$(0.04)	$0.04	$(0.06)	$(0.13)
Weighted average number of shares used in computing diluted net earnings (loss) per share	60,192	63,708	59,206	58,688

ALVARION LTD.& ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31, 2006
	GAAP	Adjustments		Non-GAAP
Sales	$48,059	$-		$48,059

Cost of sales	26,012	(115	)(a)	25,897

Gross profit	22,047	115		22,162

Operating expenses:
Research and development, net	11,006	(327	)(a)	10,679
Selling and marketing	12,125	(301	)(a)	11,824
General and administrative	3,461	(768	)(a)	2,693
Amortization of acquired current technology, customer relationships and trademarks	1,091	(1,091	)(b)	-
Total Operating expenses	27,683	(2,487)		25,196

Operating loss	(5,636)	2,602		(3,034)

Financial income, net	668	-		668

Net loss	$(4,968)	$2,602		$(2,366)

Basic loss per share	$(0.08)	$0.04		$(0.04)

Weighted average number of shares used in computing basic loss per share	60,192			60,192

Diluted loss per share	$(0.08)	$0.04		$(0.04)

Weighted average number of shares used in computing diluted loss per share	60,192			60,192

(a)   The effect of stock-based compensation.  The Company adopted the provisions of Statement of Financial Accounting Standards No.
123(R), "Share-Based Payment" on January 1, 2006 using the modified- prospective transition method.

(b) The effect of amortization of intangible assets.

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
U.S. dollars in thousands

Three Months ended March 31, 2006
Cash flows from operating activities:
Net loss	$(4,968)
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation	1,368
Amortization of deferred stock compensation	1,511
Amortization of intangibles	1,091
Increase in trade receivables	(1,714)
Decrease in other accounts receivable and prepaid expenses	88
Decrease in inventories	5,194
Decrease in trade payables	(4,130)
Decrease in other accounts payables and accrued expenses	(3,232)
Accrued severance pay, net	306

Net cash used in operating activities	(4,486)

Cash flows from investing activities:
Purchase of fixed assets	(1,537)
Net cash used in investing activities	(1,537)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	2,847
Repayment of long term liability	(1,725)

Net cash provided by financing activities	1,122

Decrease in cash, cash equivalents, short-term and long-term investments	(4,901)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	114,320

Cash, cash equivalents, short-term and long-term investments at the end of the period	$109,419